To the Board of Directors and Shareholders of Morgan Stanley:

We have made a review, in accordance with the standards of the Public Company Accounting Oversight Board (United States), of the unaudited interim condensed consolidated financial information of Morgan Stanley and subsidiaries (“Morgan Stanley”) as of May 31, 2006 and for the six-month periods ended May 31, 2006 and 2005, and have issued our report dated July 6, 2006 (which report included an explanatory paragraph regarding Morgan Stanley’s change in accounting policy for recognition of equity awards granted to retirement-eligible employees). As indicated in such report, because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in Morgan Stanley’s Quarterly Report on Form 10-Q for the quarter ended May 31, 2006, is incorporated in the Prospectus Supplement of MS Structured TILES Series 2006-1 for the offering of Treasury Index LinkEd Securities (TILESSM) Series 2006-1 due February 15, 2034 (which Prospectus Supplement forms part of Registration Statement No. 333-101155 of MS Structured Asset Corp. on Form S-3 in relation to the TILES Series 2006-1 securities).

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Deloitte & Touche LLP

New York, New York

July 6, 2006